Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

Nevada Geothermal Power Inc.

Suite #900 - 409

Granville Street Vancouver, BC V6C 1T2

Item 2

Date of Material Change

May 15, 2008

Item 3

News Release

The news release was disseminated on May 16, 2008.

Item 4

Summary of Material Change

The Company announced that it closed a bought deal private placement, including an over-allotment, for a total of 15,000,000 common shares at $1.00 per share for gross proceeds of $15,000,000.

Item 5

Full Description of Material Change

See attached news release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7

Omitted Information

None

Item 8

Executive Officer

For more information, please contact Brian D. Fairbank, President & CEO, Telephone: 604-688-1553

DATED:

May 16, 2008

-Brian D. Fairbank"

Per:

Brian D. Fairbank

President and Chief Executive Officer

Nevada Geothermal Power Inc. Completes Private Placement Total Proceeds C$15,000,000

VANCOUVER, B.C., May 16, 2008, Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) announced that it has closed the previously announced bought deal private placement (April 24, 2008), including an over-allotment, for a total of 15,000,000 common shares ("Shares") at C$1.00 per Share for gross proceeds of C$15,000,000.

Dundee Securities Corporation acted as lead underwriter on behalf of a syndicate of underwriters including Clarus Securities Inc. and Jacob & Company Securities Inc. (collectively, the "Underwriters"). The Underwriters received a 6% cash commission together with an option (the "Compensation Option") to acquire that number of Shares that is equal to 7% of the number of Shares issued. The Compensation Option entitles the Underwriters to purchase common shares exercisable at C$1.00 per share for a period of 18 months following closing of the Offering. The securities are subject to a four month hold period.

The net proceeds of the offering will be used to fund further development at the Blue Mountain Geothermal site, development of other existing projects and for working capital.

About Nevada Geothermal Power Inc.

Nevada Geothermal Power Inc. is a renewable energy company developing geothermal projects in the United States to provide electrical energy that is clean, renewable and sustainable. NGP currently owns a 100% leasehold interest in four properties: Blue Mountain Phase 1 to be on line by the end of 2009, Pumpernickel, Black Warrior, all located in Nevada and Crump Geyser in Oregon.

Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO www.nevadageothermal.com	Investor Inquiries Shelley Kirk Nevada Geothermal Power Inc. Telephone: 604-688-1553 X118 Toll Free: 866-688-0808 X118
Tracy Weslosky or Fred Cowans Pro-Edge Consultants Inc. Telephone: (416) 581-0177 Toll Free: (866) 544-9622 or info@pro-edge.com www.pro-edge.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends," "potential," and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.